Announcement  |  Lisbon  |  18 March 2014

Results of solicitation of consents in relation to PT notes

Portugal Telecom, SGPS, S.A. (the “Issuer”) announced, on 7 February 2014, a solicitation of consents from the holders of its €400,000,000 6.25 per cent. Notes due 2016 (ISIN PTPTCYOM0008 — hereinafter referred to as the “PT Notes”), in accordance with the terms and conditions set out in the Consent Solicitation Memorandum dated 7 February 2014 (the “Consent Solicitation Memorandum”). This announcement should be read together with the Consent Solicitation Memorandum and the announcements made on 24 February 2014 and 3 March 2014. Capitalised terms used in this announcement but not defined have the meanings given to them in the Consent Solicitation Memorandum.

The Issuer is pleased to announce that, at an adjourned meeting of the holders of the PT Notes held today (as the initial meeting held on  3 March 2014 was adjourned due to being inquorate), at the Issuer’s registered office, at Avenida Fontes Pereira de Melo, 40, in Lisbon, the Extraordinary Resolution relating to the Consent Solicitation has passed. Details of the aggregate principal amount of PT Notes represented at the adjourned meeting, including the proportion which was in favour of the Extraordinary Resolution, are set out below:

Amount of PT Notes outstanding in respect of the adjourned meeting	Aggregate principal amount represented at adjourned meeting	Aggregate principal amount in favour of the Extraordinary Resolution	Percentage in favour of the Extraordinary Resolution
€400,000,000	€188,123,000	€187,394,000	99.96%(1)

For Further Information

A description of the terms and conditions of the Consent Solicitation is set out in the Consent Solicitation Memorandum and in the announcements indicated above.  Further details about the transaction can be obtained from:

(1)  An aggregate principal amount corresponding to € 646,000 abstained from voting. This amount does not count for the purposes of determining the percentage in favour of the Extraordinary Resolution.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SOLICITATION AGENTS

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Email: eu.lm@barclays.com

Telephone:  +44 (0)20 3134 8515

Attention: Liability Management Group

BofA Merrill Lynch

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Email:  john.m.cavanagh@baml.com

Telephone: +44 (0)20 7995 3715

Attention: John Cavanagh

Email:  karl.bystedtwikblom@baml.com

Telephone:  +44 (0)20 7996 0867

Attention: Karl Bystedt Wikblom

TABULATION AGENT

Lucid Issuer Services Limited

Leroy House

436 Essex Road

London

N1 3QP

United Kingdom

Email: pt@lucid-is.com

Telephone:  +44 (0)20 7704 0880

Attention: Yves Theis / Thomas Choquet

PRINCIPAL PAYING AGENT

Citibank, N.A.

13th Floor Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Email: ppapayments@citi.com

Telephone: +3531622 2210

Attention: Principal Paying Agent

The Solicitation Agents, the Paying Agents and the Tabulation Agent are agents of the Issuer and owe no duty to any holder of the PT Notes.

Important Notice for U.S. Holders

The Consent Solicitation for the PT Notes is made for the securities of a non-U.S. company. The Consent Solicitation for the PT Notes is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the Issuer is located in a foreign country, and some or all of its officers and directors are residents of foreign countries. You may not be able to sue a foreign company or its officers and directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession this document comes are requested to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction in relation to the Consent Solicitation for the PT Notes that would permit a public offering of securities.

Nothing in this announcement constitutes an offer to buy or the solicitation of an offer to sell for the PT Notes in any jurisdiction in which such offer or solicitation would be unlawful.